Filed by Pinnacle Bankshares Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Virginia Bank Bankshares, Inc.

Pinnacle Bankshares Corporation Announces Net Income for the First Half of 2020

Altavista, VA, August 6, 2020 – Net income for Pinnacle Bankshares Corporation (OTCQX:PPBN), the one-bank holding company (the “Company” or “Pinnacle”) for First National Bank (the “Bank”), was $667,000 or $0.43 per basic and diluted share for the quarter ended June 30, 2020, and $1,115,000 or $0.72 per basic and $0.71 per diluted share for the six months ended June 30, 2020. Net income was $1,368,000 or $0.88 per basic and diluted share and $2,669,000 or $1.73 per basic share and $1.71 per diluted share, respectively, for the same periods of 2019. Consolidated results for the quarter and six month periods are unaudited.

Net income generated during the first half of 2020 represents a $1,554,000, or 58% decrease as compared to the same time period of the prior year, which was mainly driven by higher noninterest expense and lower net interest income. The increase in noninterest expense was primarily due to legal, accounting and investment banking fees associated with the Company’s pending merger with Virginia Bank Bankshares, Inc. (“Virginia Bank”) as well as higher salaries and employee benefits related to strategic growth initiatives to include a new Branch in Downtown Lynchburg, VA and a new Loan Production Office in Charlottesville, VA. Excluding merger-related expenses of $678,000, adjusted net income after tax was $1,651,000 for the first half of 2020.

Profitability as measured by the Company’s return on average assets (“ROA”) decreased to 0.43% for the six months ended June 30, 2020, as compared to 1.12% generated during the first six months of 2019. Correspondingly, return on average equity (“ROE”) decreased for the six month period of 2020 to 4.86%, compared to 12.21% for the same time period of the prior year.

“Returns for the first half of 2020 were lower due mainly to higher noninterest expense associated with growth initiatives, including our planned merger with Virginia Bank, and a decline in net interest income resulting from lower interest rates,” stated Aubrey H. Hall, III, President and Chief Executive Officer for both the Company and the Bank. Mr. Hall further commented, “Overall, we are pleased with our operating performance, which net of merger expenses was in line with expectations despite the impacts of the COVID-19 pandemic. I am proud of how our employees have adapted to the current environment and have continued to provide a high level of service to our clients during these unprecedented times.”

The Company produced $8,304,000 in net interest income for the first half of 2020, which represents a 7% decrease as compared to the $8,957,000 generated for the same time period of 2019. Interest income decreased $449,000, or approximately 4%, due to decreased yields on loans and investments, while interest expense increased $204,000, or approximately 18%, due mainly to the continued growth of deposits. As a result of a 59 basis points decrease in yield on average earning assets and a 4 basis points increase in the cost to fund earning assets, the Company’s net interest margin decreased to 3.49% for the first half of 2020 as compared to 4.12% for the first half of 2019.

The provision for loan losses was $226,000 for the first half of 2020 as compared to $1,000 for the first half of 2019. The allowance for loan losses was $3,494,000 as of June 30, 2020, which represented 0.84% of total loans outstanding. In comparison, the allowance for loan losses was $3,472,000 or 0.88% of total loans outstanding as of December 31, 2019. Loans with deferred payments due to the pandemic totaled $35,663,000 or 9% of the total loan portfolio as of June 30, 2020. The portion of the allowance balance allocated to “pandemic deferrals” was $185,000, and as of June 30, 2020 the majority of these loans were in the process of resuming regular payments. Non-performing loans to total loans increased slightly to 0.37% as of June 30, 2020 compared to 0.29% as of year-end 2019. Allowance coverage of non-performing loans as of June 30, 2020 decreased to 225% from 306% as of year-end 2019. Management views the allowance balance as of June 30, 2020 as being sufficient to offset potential future losses associated with problem loans.

Noninterest income for the first half of 2020 increased $271,000 or approximately 12% to $2,539,000 from $2,268,000 for the first half of 2019. This improvement was mainly driven by an $115,000 increase in loan fees primarily associated with the origination of over $28 million in Paycheck Protection Program loans authorized by the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and guaranteed by the Small Business Administration. The Company also experienced a $90,000 increase in income derived from the Bank’s investment in Bankers Insurance, LLC, a $34,000 increase in investment and insurance sales commissions and a $42,000 increase in fees generated from sales of mortgage loans.

Noninterest expense for the first half of 2020 increased $1,321,000 or approximately 17% to $9,241,000 from $7,920,000 for the first half 2019. As previously stated, the increase is primarily attributed to $678,000 in merger related legal, accounting and investment banking fees. The Company also experienced a $352,000 increase in salaries and benefits and a $94,000 increase in furniture and equipment expense, primarily associated with strategic growth initiatives referenced earlier.

Total assets as of June 30, 2020 were $563,898,000, up $63,368,000 or 13% from $500,530,000 as of December 31, 2019. The growth in assets occurred in the second quarter of 2020 as total assets were $500,448,000 on March 31, 2020. The principal components of the Company’s assets as of June 30, 2020 were $415,862,000 in total loans, $45,503,000 in securities and $72,703,000 in cash and cash equivalents. During the first half of 2020, cash and cash equivalents increased $39,800,000 or 121% from $32,903,000 as of December 31, 2019 due to an influx of deposits discussed below. Total loans increased $22,342,000, or 6%, from $393,520,000 as of December 31, 2019, primarily due to the origination of over $28 million in Paycheck Protection Program loans. Securities increased $545,000, or approximately 1%, from $44,958,000.

Total liabilities as of June 30, 2020 were $516,876,000, up $61,791,000 or 14% from $455,085,000 as of December 31, 2019. The growth of liabilities was driven by a $37,508,000, or 15%, increase in savings and NOW accounts and a $24,703,000, or 22%, increase in demand deposits since year-end as a result of federal government stimulus in response to the pandemic, an overall “flight to safety” by depositors and relationships moved to the Bank as a result of branch closures in the Bank’s markets served by larger national financial institutions.

Total stockholders’ equity as of June 30, 2020 was $47,022,000 and consisted primarily of $43,083,000 in retained earnings. In comparison, as of December 31, 2019, total stockholders’ equity was $45,445,000. Both the Company and Bank remain “well capitalized” per all regulatory definitions.

In other news, the Company and Virginia Bank jointly announced in a press release issued on June 9, 2020 that the proposed merger between the companies will be moving forward and that the companies had amended the Agreement and Plan of Reorganization initially executed on January 21, 2020. Mr. Hall commented, “We are more confident than ever in the benefits of this strategic partnership and the resulting position the combined company will have in the Virginia community bank landscape.”

Pinnacle Bankshares Corporation is a locally managed community banking organization based in Central Virginia. The one-bank holding company of First National Bank serves an area consisting primarily of all or portions of the Counties of Campbell, Pittsylvania, Bedford, Amherst, and the Cities of Lynchburg and Charlottesville. The Company has a total of ten branches with two located in the Town of Altavista, where the Bank was founded. Other branch locations include Village Highway in Rustburg, Wards Road near the Lynchburg Regional Airport, Timberlake Road in Campbell County, South Main Street in the Town of Amherst, Old Forest Road, Odd Fellows Road and Main Street in the City of Lynchburg and Forest Road in Bedford County. The Company also operates a loan production office located in Charlottesville. The Company plans to open another branch at the Graves Mill Plaza in Forest during the third quarter of 2020. First National Bank is in its 112th year of operation.

This press release may contain “forward-looking statements” within the meaning of federal securities laws that involve significant risks and uncertainties. Any statements contained herein that are not historical facts are forward-looking and are based on current assumptions and analysis by the Company. These forward-looking statements may include, but are not limited to, statements regarding the credit quality of our asset portfolio in future periods, the expected losses of nonperforming loans in future periods, returns and capital accretion during future periods, our cost of funds, the maintenance of our net interest margin, the continuation of improved returns, future operating results and business performance, the anticipated timing of the closing of and the expected results of the Company’s pending merger with Virginia Bank, and the potential effects of the COVID-19 pandemic and related impacts on Pinnacle’s financial condition and results of operations. Although we believe our plans and expectations reflected in these forward-looking statements are reasonable, our ability to predict results or the actual effect of future plans or strategies is inherently uncertain, and we can give no assurance that these plans or expectations will be achieved. Factors that could cause actual results to differ materially from management’s expectations include, but are not limited to, the effectiveness of management’s efforts to improve asset quality, returns, net interest margin and collections and control operating expenses, management’s efforts to minimize losses related to nonperforming loans, management’s efforts to lower our cost of funds, the Company’s branch expansions, cyber threats, attacks or similar events, the potential adverse effects of the ongoing COVID-19 Pandemic on local and national economies and markets and any governmental or societal responses thereto, the effect of steps taken by the Company in response to the COVID-19 Pandemic, the severity and duration of the pandemic, the impact of loosening of governmental restrictions, the ability of the Company and the Bank to realize the anticipated benefits of the pending merger with Virginia Bank, changes in: interest rates, general economic and business conditions, including unemployment levels and slowdowns in economic growth, declining collateral values, especially real estate, the real estate market, the legislative/regulatory climate, including laws and regulations concerning taxes, banking, securities, insurance, and healthcare with which the Company, Virginia Bank and their subsidiaries must comply, including recent and potential legislative and regulatory changes in response to the COVID-19 Pandemic such as the CARES Act and the rules and regulations that may be promulgated thereunder, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve System and any policies or programs implemented pursuant to the CARES Act, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows and funding costs, competition, demand for financial services in our market area and accounting principles, policies and guidelines. These risks and uncertainties should be considered in evaluating the forward-looking statements contained herein, and you should not place undue reliance on such statements, which reflect our views as of the date of this release.

Additional Information about the Merger and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer or sale of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. In connection with the proposed merger between the Company and Virginia Bank, the Company has filed with the Securities and Exchange Commission a registration statement on Form S-4 with respect to the offering of Company common stock as the merger consideration under the Securities Act of 1933, as amended, which includes a preliminary joint proxy statement of the Company and Virginia Bank and a prospectus of the Company. A definitive joint proxy statement/prospectus will be sent to the shareholders of each company seeking the required shareholder approvals. Investors and security holders are urged to read the registration statement and read the definitive joint proxy statement/prospectus and other relevant documents when they become available because they will contain important information about the merger.

Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Security holders of the Company may also obtain free copies of these documents by directing a request by telephone or mail to Pinnacle Bankshares Corporation, 622 Broad Street, Altavista, Virginia 24517; 434-369-3000. Security holders of Virginia Bank may also obtain free copies of these documents by directing a request by telephone or mail to Virginia Bank Bankshares, Inc., 336 Main Street, Danville, Virginia 24541; 434-793-6411.

The Company, Virginia Bank and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company and Virginia Bank in connection with the merger. Information about the directors and executive officers of the Company and Virginia Bank may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available.

Selected financial highlights are shown below.

Pinnacle Bankshares Corporation

Selected Financial Highlights

(6/30/20, 3/31/2020 and 6/30/2019 results unaudited)

(In thousands, except ratios, share and per share data)

Income Statement Highlights	3 Months Ended 06/30/2020	3 Months Ended 3/31/2020	3 Months Ended 06/30/2019
Interest Income	$4,798	$4,829	$5,133
Interest Expense	624	699	568
Net Interest Income	4,174	4,130	4,565
Provision for Loan Losses	111	115	7
Noninterest Income	1,199	1,340	1,223
Noninterest Expense	4,419	4,822	4,087
Net Income	667	448	1,368
Earnings Per Share (Basic)	0.43	0.29	0.88
Earnings Per Share (Diluted)	0.43	0.28	0.88

Income Statement Highlights	6 Months Ended 06/30/2020	Year Ended 12/31/2019	6 Months Ended 06/30/2019
Interest Income	$9,627	$20,239	$10,076
Interest Expense	1,323	2,563	1,119
Net Interest Income	8,304	17,676	8,957
Provision for Loan Losses	226	163	1
Noninterest Income	2,539	4,623	2,268
Noninterest Expense	9,241	16,772	7,920
Net Income	1,115	4,396	2,669
Earnings Per Share (Basic)	0.72	2.84	1.73
Earnings Per Share (Diluted)	0.71	2.82	1.71

Balance Sheet Highlights	06/30/2020	12/31/2019	06/30/2019
Cash and Cash Equivalents	$72,703	$32,903	$23,929
Total Loans	415,862	393,520	381,348
Total Securities	45,503	44,958	46,858
Total Assets	563,898	500,530	481,227
Total Deposits	511,982	450,283	432,807
Total Liabilities	516,876	455,085	435,899
Stockholders’ Equity	47,022	45,445	45,328
Shares Outstanding	1,558,662	1,551,339	1,553,742

Ratios and Stock Price	06/30/2020	12/31/2019	06/30/2019
Gross Loan-to-Deposit Ratio	81.23%	87.39%	88.06%
Net Interest Margin (Year-to-date)	3.49%	4.00%	4.12%
Liquidity	23.15%	15.77%	14.93%
Efficiency Ratio	85.11%	75.22%	70.53%
Return on Average Assets (ROA)	0.43%	0.92%	1.12%
Return on Average Equity (ROE)	4.86%	9.86%	12.21%
Leverage Ratio (Bank)	8.81%	9.67%	9.62%
Tier 1 Capital Ratio (Bank)	11.62%	11.48%	11.53%
Total Capital Ratio (Bank)	12.48%	12.36%	12.40%
Stock Price	$20.65	$31.77	$31.00
Book Value	$30.18	$29.29	$29.17

Asset Quality Highlights	06/30/2020	12/31/2019	06/30/2019
Nonaccruing Loans	$1,551	$1,135	$641
Loans 90 Days or More Past Due and Accruing	0	0	219
Total Nonperforming Loans	1,551	1,135	859
Troubled Debt Restructures Accruing	190	123	263
Total Impaired Loans	1,741	1,258	1,122
Other Real Estate Owned (OREO) (Foreclosed Assets)	0	666	749
Total Nonperforming Assets	1,551	1,801	1,608
Nonperforming Loans to Total Loans	0.37%	0.29%	0.23%
Nonperforming Assets to Total Assets	0.27%	0.36%	0.33%
Allowance for Loan Losses	$3,494	$3,472	$3,356
Allowance for Loan Losses to Total Loans	0.84%	0.88%	0.88%
Allowance for Loan Losses to Nonperforming Loans	225.31%	306.03%	390.52%

CONTACT: Pinnacle Bankshares Corporation, Bryan M. Lemley, 434-477-5882 or bryanlemley@1stnatbk.com